Exhibit 99.2

51-102F3
MATERIAL CHANGE REPORT [F]

Item 1	Name and Address of Company

Continental Energy Corporation (the “Company”)
Unit 201 – 2311 Tradition Way
Naples, Florida USA
34105

Item 2	Date of Material Change

September 16, 2014

Item 3	News Release

The news release was issued on September 16, 2014 via PR Newswire.

Item 4	Summary of Material Change

The Company announced that it has reached an agreement for sale of its 51% shareholding stake in Visionaire Energy AS (“VEN”) to Visionaire Invest AS (“Visionaire”) of Hortan, Norway for consideration of US$1,200,000.

The Company also announced that the Company’s Chief Executive Officer and the Chief Financial Officer resigned from VEN’s board of directors and Johnny Christiansen, the Chief Executive Officer of Visionaire resigned from the Company’s board of directors.

Item 5	Full Description of Material Change

5.1 Full Description of Material Change

The material change is fully described in the Company’s news release dated September 16, 2014 (enclosed herewith).

5.2 Disclosure for Restructuring Transactions

Not Applicable

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7	Omitted Information

None

Item 8	Executive Officer

Robert V. Rudman, CFO
Telephone: 561.779.9202

Item 9	Date of Report

September 16, 2014

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL TO SELL STAKE IN NORWEGIAN AFFILIATE

Vancouver, BC, Canada - September 16, 2014 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) an emerging international energy investment company, today announced that it has reached an agreement for the sale of its 51% shareholding stake in Visionaire Energy AS ("VEN") to Visionaire Invest AS ("Visionaire") of Horton, Norway, for consideration of US$ 1,200,000.

VEN is a holding company which owns a 49% equity interest in VTT Maritime AS (25% net to the Company) and a 41% equity interest in RADA Engineering and Consulting AS (21% net to the Company). Both are privately owned, offshore oil and gas service providers based in Bergen, Norway. Greater than projected operating losses from VEN and its partially owned subsidiaries plus the requirement for additional capital investment in VEN and in its subsidiaries led to the Company's decision to sell.

The Company originally acquired the 51% stake in VEN from Visionaire in June 2013 in an arms-length, non-cash share-swap transaction. The Company issued 20 million of its common shares at a deemed value of $1,000,000 at $0.05 per share to Visionaire in exchange for 51% of the shares of VEN. Visionaire will pay the Company US$ 200,000 cash and transfer the 20 million common shares back to the Company at closing.

Closing of the sale is subject to and conditional upon the approval of Visionaire’s shareholders and the Company’s shareholders which shall be sought at the Company's upcoming Annual General Meeting in November 2014.

Also as part of the sale agreement and all effective immediately, the Company’s Chief Executive Officer and the Chief Financial Officer resigned from VEN’s board of directors and Johnny Christiansen, the Chief Executive Officer of Visionaire resigned from the Company's board of directors.

On behalf of the Company,
Robert V. Rudman, C.A.
Chief Financial Officer

Source:	Continental Energy Corporation
Media Contacts:	Robert Rudman, CFO, +1-561-779-9202, rrudman@continentalenergy.com
Further Info:	Continental Energy Corporation - www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Forward Looking Statements -Any statements in this news release that are not historical or factual at the date of this release are forward looking statements. Forward looking statements in this press release include Visionaire paying the purchase price at closing and the closing of the sale subject to the approval of the Company’s shareholders. There are many factors which may cause actual performance and results to be substantially different from any plans or objectives described in any forward looking statements including, without limitation, Visionaire paying the purchase price as disclosed or at all and the Company obtaining the requisite approval from its shareholders. Readers should also refer to the risk disclosures outlined in the Company's regulatory disclosure documents filed the Company with the Securities and Exchange Commission available at www.sec.gov. The Company assumes no obligation to update the information in this release.